SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549




                                  FORM 12b-25


                                                Commission File Number 0-8640



                          NOTIFICATION OF LATE FILING

         (Check One):[ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [x]Form 10-Q
     [ ] Form N-SAR
         For Quarter Period Ended: September 30, 2002

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form  N-SAR
     For the Transition Period Ended:______________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:   SYNCOR INTERNATIONAL CORPORATION

Former name if applicable:  N/A

Address of principal executive office (Street and number): 6464 Canoga Avenue

City, state and zip code:  Woodland Hills, California 91367

                                    PART II
                            RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |    (a)  The reasons described in reasonable detail in Part III of
        |         this form could not be eliminated without unreasonable
        |         effort or expense;
        |    (b)  (I) The subject annual report, semi-annual report,
        |         transition report on Form 10-K, 20-F, 11-K or Form N-SAR,
   |x|  |         or portion thereof will be filed on or before the 15th
        |         calendar day following the prescribed due date; or
        |         (II) the subject quarterly report or transition report on
        |         Form 10-Q, or portion thereof will be filed on or before
        |         the fifth calendar day following the prescribed due date;
        |         and
        |    (c)  The accountant's statement or other exhibit required by
                    Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Form 10-Q could not be filed within the prescribed time due to the fact that the registrant and its auditors require additional time in order to confirm that the results of a previously announced investigation do not impact the registrant's financial statements. As publicly announced by the registrant on November 6, 2002, a committee of outside directors, together with outside counsel, has been investigating the propriety of certain payments made by international subsidiaries of the registrant to customers in several foreign countries.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        William Forster              (818)                     737-4000
            (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       SYNCOR INTERNATIONAL CORPORATION
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2002



By /s/ Robert G. Funari
   ____________________________
   Robert G. Funari
   President and Chief Executive
     Officer